MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)
for the three and six-month periods ended June 30, 2012

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.
This quarter means the second quarter of 2012. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of July 26, 2012. You should also read our audited consolidated financial statements for the year ended December 31, 2011prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2012 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

There have been no changes to the following since we published our 2011 MD&A: critical accounting estimates, financial related risks and other risks and uncertainties. There has also been no material change in the legal status of our worldwide projects and operations since that time.

What’s inside

About Eldorado	1

Second Quarter Highlights	1

Corporate Developments and Outlook	1

Review of Financial Results	2

Quarterly updates
Operations	4
Development projects	8
Exploration	10

Quarterly results	12

Non-IFRS measures	12

Operating cash flow, financial condition and liquidity
Capital expenditures, Liquidity and capital resources	13
Contractual obligations, Debt, Dividends, Equity	14

Other information
Initial adoption of accounting policy	16
New accounting developments	16
Internal controls over financial reporting	16
Forward-looking information and risks	16

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world.Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

Operating gold mines:
•	Kisladag, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)
•	Efemcukuru, in Turkey (100%)

Development gold projects:
•	Eastern Dragon, in China (95%)
•	Tocantinzinho, in Brazil (100%)
•	Perama Hill, in Greece (100%)
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Certej, in Romania (80%)

Other mines:
•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:
•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

Second quarter highlights

•	Profitattributable to shareholders of the Company (net income) for the quarter was $46.6 million or $0.07 per share compared to $74.9 million or $0.14 per share for the same quarter in 2011.

•	Gold revenues were 13% lower than the same quarter in 2011 due to lower sales volumes partially offset by higher unit prices.

•	Gross profit from gold mining operations before taxes were $118.7 million for the quarter, 14% lower than the second quarter of 2011.

•	The Company generated $82.1 million in cashfrom operating activities before changes in non-cash working capital – a decrease of 28% over the same quarter in 2011.

Corporate Developments
On July 26, 2012, the Company declared that it will pay an eligible dividend of Cdn$0.06 per Common Share on August 24, 2012 to the holders of the Company’s outstanding Common Shares as of the close of business on the record date of August 10, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Outlook
The Company has revised its 2012 production guidance to 660,000 ounces of gold at average cash costs of $465 per ounce, due to delayed treatment of Efemcukuru concentrate at the Kisladag mine and the delayed completion of construction of the Eastern Dragon project. This revision to forecasted production does not include any production from the recently commissioned Olympias processing plant.

Review of Financial Results
Summarized Financial Results	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Revenues (millions)	$244.2	$252.6	$515.7	$471.7
Gold sold (ounces)	132,919	162,164	283,580	310,694
Average realized gold price ($/ounce)	$1,612	$1,510	$1,662	$1,456
Cash operating costs ($/ounce sold) (1)	$480	$397	$465	$403
Total cash cost ($ per ounce sold) (1)	$550	$477	$539	$470
Gross profit from gold mining operations(1) (millions)	$118.7	$137.6	$269.4	$245.4
Net Income (millions)	$46.6	$74.9	$114.5	$127.3
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.07	$0.14	$0.17	$0.23
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.07	$0.14	$0.17	$0.23
Dividends paid (Cdn$/share)	$0.00	$0.00	$0.09	$0.05
Cash flow from operating activities before changes in non-cash working capital(1) (millions)	$82.1	$114.6	$184.9	$207.4

(1)
The Company has included non-IFRS performance measures such as cash operating costs, total cash costs, gross profit from gold mining operations and cash flow from operations before changes in non-cash working capital throughout this document. These are non-IFRS measures. Please see page 12 for discussion of non-IFRS measures.

Net income for the quarter was $46.6 million (or $0.07 per share), compared with $74.9 million (or $0.14 per share) in the second quarter of 2011, a decrease of 38%. The decrease in net income year over year was due to lower gross profit from gold mining operations ($18.9 million lower), as well as higher general and administrative expense ($6.1 million higher), exploration expense ($5.5 million higher), and tax expense due to increased withholding taxes on intercompany dividends as compared with the second quarter of 2011 ($5.1 million higher). Revenues from gold sales for the quarter of $214.2 million were down $30.7 million or 13%, from the second quarter of 2011 due to lower sales volumes partially offset by higher prices. The Company sold 132,919 ounces in the second quarter of 2012 as compared with 162,164 in the second quarter of 2011. The table below details the sales volumes by mine as compared to the previous year.

Sales volumes by mine	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Gold ounces sold	132,919	162,164	283,580	310,694
- Kisladag	61,991	66,392	127,155	117,224
- Tanjianshan	27,172	31,977	55,988	60,470
- Jinfeng	25,661	46,381	60,858	94,899
- White Mountain	18,095	17,414	39,579	38,101
Average price per oz.	$1,612	$1,510	$1,662	$1,456
Gold revenue (millions)	$214.2	$244.9	$471.4	$452.4

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Revenues from iron ore sales at Vila Nova during the quarter were $14.7 million compared to $6.5 million for the second quarter of 2011. A total of 172,024 dry metric tonnes were sold at an average price of $85 per dry metric tonne as compared to 43,218 dry metric tonnes at an average price of $130 per dry metric tonne (excluding adjustments related to prior shipments) for the second quarter of 2011. Revenues from concentrate and pyrite sales at Stratoni and Olympias totalled $14.1 million. The Company also recorded $1.2 million in by-product silver sales at its gold mines.

Production costs
Production costs increased $13.1 million, or 16% over the same quarter in 2011 as a result of the addition of Stratoni production costs ($9.5 million), higher Vila Nova production costs related to higher sales ($7.9 million higher), offset by lower Kisladag production costs.On a per ounce basis production costs related to our gold mining operations increased 15% over the second quarter of 2011, mainly as a result of higher unit production costs from our Chinese mines, particularly Jinfeng.

Depreciation and amortization expense
DD&A expense from gold mining operations was $21.2 million this quarter or$7.6 million lower than in the second quarter of2011, mainly as a result of lower sales from Jinfeng. DD&A expense at Vila Nova this quarter was $1.4 million and at Stratoni was $1.9 million.

Other expenses ($millions)	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
General and administrative	19.7	13.6	35.8	34.6
Exploration	10.1	4.6	18.8	8.4
Income tax	36.8	36.8	64.5	57.4
Transaction costs	1.6	-	19.5	-
Non-controlling interests	2.9	6.9	8.8	13.1

General and administrative expenses
General and administrative expenses increased $6.1 million from the second quarter of 2011 mainly as a result of additional costs of our Athens and London offices as a result of the acquisition of European Goldfields.

Exploration expenses
Exploration expenses during the second quarterincreased $5.5 million year-over-year reflecting the increased scope of the Company’s exploration program.

Income tax expense
The effective tax rate for the second quarter of 2012 was 43% as compared with 31% in 2011. Items increasing the effective tax rate over the previous year included deferred income tax expenserelated to foreign exchange fluctuations amounting to $3.8 million in 2012 as compared to$1.9 million in expense in 2011. Additionally withholding taxes expensed on dividends paid by our subsidiaries increased $5.1 million over the second quarter of 2011.

Non-controlling interests
Non-controlling interests in the second quarter fell significantly from the second quarter of 2011 due to lower profits from Jinfeng as a result of decreased sales volumes.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Operations update

Summarized Operating Highlights	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Gross profit –gold mining operations (millions)	$118.7	$137.6	$269.4	$245.4
Ounces produced – including Efemcukuru pre-commercial production	140,694	162,429	296,229	311,006
Cash operating costs ($ per ounce sold)	$480	$397	$465	$403
Total cash cost ($ per ounce sold)	$550	$477	$539	$470
Kisladag
Gross profit – gold mining operations (millions)	$74.0	$69.6	$156.6	$116.5
Ounces produced	61,575	66,688	127,282	117,521
Cash operating costs ($ per ounce sold)	$333	$389	$336	$387
Total cash cost ($ per ounce sold)	$357	$411	$366	$410
Tanjianshan
Gross profit – gold mining operations (millions)	$20.6	$21.2	$45.1	$38.3
Ounces produced	27,172	31,977	55,988	60,470
Cash operating costs ($ per ounce sold)	$432	$343	$419	$371
Total cash cost ($ per ounce sold)	$621	$596	$613	$557
Jinfeng
Gross profit – gold mining operations (millions)	$13.0	$35.5	$39.2	$66.7
Ounces produced	25,630	46,350	60,865	94,914
Cash operating costs ($ per ounce sold)	$786	$401	$703	$416
Total cash cost ($ per ounce sold)	$858	$457	$776	$470
White Mountain
Gross profit – gold mining operations (millions)	$11.1	$11.2	$28.5	$23.9
Ounces produced	18,095	17,414	39,579	38,101
Cash operating costs ($ per ounce sold)	$622	$518	$579	$475
Total cash cost ($ per ounce sold)	$666	$564	$624	$516
Efemcukuru1
Gross profit – gold mining operations (millions)	-	-	-	-
Ounces produced – pre-commercial production	8,222	-	12,515	-
Cash operating costs ($ per ounce sold)	-	-	-	-
Total cash cost ($ per ounce sold)	-	-	-	-

1
Gold concentrate produced at Efemcukuru prior to the date of commercial production (December 1, 2011) has been treated as pre-commercial production. All costs and revenues associated with the production and sale of this concentrate are considered part of the capital expenditures of the project. At June 30, 2012, approximately 10,000 ounces of contained gold remained in gold-in-circuit related to gold concentrates produced prior to the date of commercial production, in addition to approximately 42,000 ounces of contained gold in concentrates produced after December 1, 2011.

Gross profit from gold mining operations this quarter decreased $18.9 million, or 14% over the second quarter of 2011 due to a $22.5 million decrease in earnings from Jinfeng. Jinfeng production fell 20,720 ounces as a result of delays in resuming full mining operations from the open pit, and the impact of lower grade stockpiled ore fed to production. Higher average cash operating costs year-over-year were mainly due to higher unit costs at our Chinese mines partially offset by lower unit costs at Kisladag. In particular cash cost per ounce almost doubled at Jinfeng as a result of operating at lower than designed capacity and due to lower average head grade.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes placed on pad	3,259,574	3,194,051	6,400,066	5,535,686
Average treated head grade - grams per tonne (g/t)	1.30	0.92	1.21	0.97
Gold (ounces)
- Produced	61,575	66,688	127,282	117,521
- Sold	61,991	66,392	127,155	117,224
Cash operating costs (per ounce sold)	$333	$389	$336	$387
Total cash costs (per ounce sold)	$357	$411	$366	$410
Financial Data (millions)
Gold revenues	$99.7	$100.4	$210.3	$171.1
Depreciation and depletion	$2.6	$2.6	$5.2	$4.9
Gross profit – gold mining operations	$74.0	$69.6	$156.6	$116.5
Capital expenditure on mining interests	$47.7	$8.8	$51.4	$29.1

Gold production at Kisladag during the second quarter of 2012 was lower than the same quarter of 2011 mainly due to the stacking and leaching schedule. The actual ounces placed on the leach pad were higher in the second quarter 2012 than in the second quarter 2011, and the mine will see the benefit of these ounces in the third and fourth quarter of 2012.

Capital spending this quarter was $47.7 million, mainly on construction activities associated with the Phase IV expansion.

Tanjianshan

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes Milled	245,456	264,698	508,249	502,768
Average Treated Head Grade – g/t	3.73	4.23	3.87	4.07
Average Recovery Rate	84.1%	82.9%	82.7%	82.2%
Gold (ounces)
- Produced	27,172	31,977	55,988	60,470
- Sold	27,172	31,977	55,988	60,470
Cash operating costs (per ounce sold)	$432	$343	$419	$371
Total cash costs (per ounce sold)	$621	$596	$613	$557
Financial Data (millions)
Gold revenues	$43.9	$48.5	$93.6	$88.3
Depreciation and depletion	$6.3	$7.9	$13.6	$15.6
Gross profit – gold mining operations	$20.6	$21.2	$45.1	$38.3
Capital expenditure on mining interests	$2.8	$1.3	$6.9	$3.5

Gold production at Tanjianshan during the second quarter of 2012 was slightly lower than the same quarter of 2011 as a result of lower head grades and mill throughput, partially offset by higher recovery rates. Cash operating costs per ounce increased year over year due to increased labor, electricity and reagent costs as well as lower gold production.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Jinfeng

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes Milled	337,560	397,987	706,316	782,387
Average Treated Head Grade – g/t	2.68	4.05	2.93	4.18
Average Recovery Rate	85.3%	87.6%	85.4%	87.3%
Gold (ounces)
- Produced	25,630	46,350	60,865	94,914
- Sold	25,661	46,381	60,858	94,899
Cash operating costs (per ounce sold)	$786	$401	$703	$416
Total cash costs (per ounce sold)	$858	$457	$776	$470
Financial Data (millions)
Gold revenues	$41.6	$69.8	$101.9	$137.8
Depreciation and depletion	$6.6	$13.0	$15.5	$26.5
Gross profit – gold mining operations	$13.0	$35.5	$39.2	$66.7
Capital expenditure on mining interests	$5.9	$6.8	$14.9	$12.6

Gold production at Jinfeng in the second quarter 2012 was lower than the same quarter of 2011 due to lower head grades and mill throughput. The open pit is currently in a waste stripping phase and lower grade stockpile material is being treated to make up for the lack of open pit ore.

Capital spending was $5.9 million this quarter, mostly for underground mine development and waste stripping.

White Mountain

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes Milled	188,038	192,558	346,152	332,769
Average Treated Head Grade – g/t	3.60	3.71	3.99	4.55
Average Recovery Rate	86.9%	79.1%	86.5%	81.0%
Gold (ounces)
- Produced	18,095	17,414	39,579	38,101
- Sold	18,095	17,414	39,579	38,101
Cash operating costs (per ounce sold)	$622	$518	$579	$475
Total cash costs (per ounce sold)	$666	$564	$624	$516
Financial Data (millions)
Gold revenues	$30.0	$26.3	$65.6	$55.2
Depreciation and depletion	$5.7	$5.2	$12.3	$11.6
Gross profit – gold mining operations	$11.1	$11.2	$28.5	$23.9
Capital expenditure on mining interests	$5.5	$5.6	$11.8	$8.2

Gold production at White Mountain in the second quarter of 2012 was 4% higher than in the same period of 2011. This increase was largely as a result of improved recoveries due to the caustic pre-treatment plant placed into production in the fourth quarter of 2011. Cash operating costs per ounce increased year over year due to increased labor costs and one-time equipment repair costs. Capital spending this quarter was $5.5 million, mostly for underground development and process plant improvements.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes Milled	95,131	-	165,777	-
Average Treated Head Grade - g/t	9.60	-	9.23	-
Average Recovery Rate (to Concentrate)	92.9%	-	92.6%	-
Gold (ounces)
- Produced – pre commercial production	8,222	-	12,515	-
- Sold – pre commercial production	8,798	-	12,381	-
Average Realized Gold Price
Cash operating costs (per ounce sold)	-	-	-	-
Total cash costs (per ounce sold)	-	-	-	-
Financial Data (millions)
Gold revenues	-	-	-	-
Depreciation and depletion	-	-	-	-
Gross profit – gold mining operations	-	-	-	-
Capital expenditure on mining interests	$15.5	$14.8	$29.5	$46.8

During the quarter Efemcukuru recovered approximately 27,000 ounces of gold in concentrate which was shipped to Kisladag for final treatment, and sold 8,798 ounces.  At the end of the quarter there were approximately 42,000 ounces of in-situ gold contained in concentrate stored at Kisladag.

The mine and mill operated at expected levels during the quarter. At the Kisladag concentrate treatment plant an additional filter press unit arrived during the quarter and is expected to be operational early in the third quarter. Improvements are being made to the leaching circuit to improve recoveries to design levels.

Capital spending this quarter was $15.5 million mostly for underground development and completion of construction.

Vila Nova

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes Processed	176,418	153,013	366,165	290,095
Iron Ore Produced	152,965	132,980	318,866	252,017
Average Grade (% Fe)	64.4%	64.4%	63.5%	64.4%
Iron Ore Tonnes
- Sold	172,024	43,418	260,605	128,839
Average Realized Iron Ore Price	$85	$130	$85	$133
Cash Costs (per tonne produced)	$ 62	$ 62	$ 63	$ 54
Financial Data (millions)
Revenues	$14.7	$6.5	$22.1	$17.1
Depreciation and depletion	$1.4	$0.4	$2.1	$1.2
Gross profit from mining operations	$2.7	$3.3	$3.6	$8.6
Capital expenditure on mining interests	$0.1	$0.2	$0.3	$0.2

Iron ore production in the second quarter of 2012 increased at Vila Nova compared to the same quarter of 2011, mainly as a result of improved efficiencies in both the mine and treatment plant. Four shipments were made during the quarter, two of lump ore and two of sinter fines.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2012	2011	2012	2011
Tonnes ore mined (wet)	66,529	NA	85,471	NA
Tonnes ore processed (dry)	64,272	NA	80,874	NA
Pb grade (%)	6.58%	NA	6.40%	NA
Zn grade (%)	10.06%	NA	9.78%	NA
Ag grade (g/t)	172	NA	169	NA
Tonnes of concentrate produced	17,278	NA	21,140	NA
Tonnes of concentrate sold	15,821	NA	21,390	NA
Average realized concentrate price (per tonne)	$893	NA	$949	NA
Cash Costs (per tonne of concentrate sold)	$593	NA	$650	NA
Financial Data (millions)
Revenues	$13.3	NA	$19.0	NA
Depreciation and depletion	$1.9	NA	$2.7	NA
Gross profit from mining operations	$1.9	NA	$2.4	NA
Capital expenditure on mining interests	$2.5	NA	$3.0	NA

During the second quarter, Stratoni mined 66,529 tonnes of run-of-mine ore and produced 17,278 tonnes of lead and zinc concentrate at an average cash cost of $593 per tonne of concentrate produced.  During the same period, Stratoni sold 15,821 tonnes of concentrate at an average price of $843 per tonne (4,678 tonnes of lead concentrate at an average price of $1,423 per dry metric tonne and 11,143 tonnes of zinc concentrate at an average price of $682 per dry metric tonne, minus prior period finalised sales adjustments). Stratoni operating and financial data for the 6 months period of 2012 shown in the table above reflect operations subsequent to February 24, 2012, the date of the European Goldfields Ltd. (“EGU”) acquisition.

Development project update

Eastern Dragon

Activity was limited during the quarter as we continued to focus on receiving the Project Permit Approval (PPA). Subsequent to the quarter end Eldorado was informed by the Heilongjiang Provincial Development and Reform Commission (PDRC) that it would require the formal approval of the PPA by the National Development and Reform Commission (NDRC) in Beijing. We are currently in the process of preparing the necessary paperwork to submit to NDRC, as well as determining the timeline for review and approval.

Tocantinzinho

As part of the Environmental Impact Assessment (EIA), a Public Hearing was held on June 14, 2012 in Para State with participation by local and State government authorities and local stakeholders. Following a presentation on the project the floor was opened for questions, which largely centered on the economic benefits associated with the project.  There were no statements of opposition to the Tocantinzinho Project registered during the event.

Assessment of the Tocantinzinho EIA application will continue under the guidance of the state environmental agency. Processing of the application is expected to be completed by the end of the year. Site activities including geotechnical and hydrogeological drilling have now been completed.  Ongoing work at site is now focused on support for hydrology and environmental investigations.  Drill core has been collected from site and shipped to Canada for additional metallurgical testing. Geotechnical and environmental investigations being carried out along the forest trail following the access road route were completed up to kilometer 37.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Preparation of the feasibility study is ongoing with the process design largely completed.  Process flowsheets, layout of the process and ancillary facilities, and specification of equipment are complete. Bid packages have been distributed to vendors with pricing expected to be finalized for the preparation of the cost estimate this year in the third quarter.

Perama Hill

Receipt of the PEIA approval for Perama in February marked a major milestone in the permitting process for the project. The EIA application was subsequently submitted to the Ministry of Environment and Forestry for approval. This application will be processed under the fast track program for capital investment projects. The application continues to be monitored closely, and it appears that changes in the country resulting from recent elections have not adversely impacted the operation of the bureaucracy or progress on the application.  Discussions with ministry personnel regarding the project remain active and positive.

Field work on the Perama site resumed after several years of inactivity.  Geotechnical drilling is underway to examine the foundation conditions for the plant site and tailings dump site.  In addition drilling is being carried out in the open pit area to reestablish the geotechnical conditions used in the feasibility pit slope design, and we expect exploration drilling in the Perama South area to begin in the third quarter.

Olympias

Rehabilitation of the Olympias underground mine and processing plant continued during the quarter.  In the mine, 532 meters of underground access was rehabilitated or developed. Portal development was completed for the 8.5 km. tunnel linking Stratoni and Olympias during the quarter, and mining of the adit began. Metallurgical testwork to evaluate the proposed new processing facility at Stratoni continued during the second quarter.

Commissioning of the Olympias processing plant started late in the second quarter, and we expect concentrate production from the historic tailings early in the third quarter.

Skouries

During the second quarter the initial mobilization of support equipment, facilities, and personnel was conducted. Site survey began, and the layout of the main access road was finalized. Tree cutting began on forest land acquired from the forestry department.

Certej

On July 9, 2012 the Environmental Permit for Certej was approved by the Regional Department of Environment, this was the final major milestone in the environmental permitting process for Certej. Land acquisition activities continue to progress satisfactorily as a precursor to our construction permit application.

A drilling programme (2,330m) to provide fresh core for the confirmatory metallurgical testwork was completed ahead of schedule at the end of the quarter. Assays on the first batches of samples have been received and composites are being prepared for dispatch to the laboratories involved with the metallurgical testing, the final results of which are expected at the end of 2012. A drilling programme (5,400m) commenced at the end of the quarter to delineate the link structure between the Central and West areas of the planned open pit.

Work commenced on the reinstatement and extension of the existing 20kV, 1600 kVa capacity overhead power line to provide power for the site establishment and construction works, and construction work has commenced on the reinstatement of the civil works for the Mures River pump station to provide water for mining operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Exploration update

The Company completed 47,300 meters of exploration drilling during the quarter at our exploration projects and mine operations in Turkey, Greece, Romania, China, and Brazil.

Turkey

Exploration in Turkey during the quarter focused on drilling at our Efemçukuru mine site, identification of new exploration target areas at Kisladag, and sampling and mapping activities at several reconnaissance projects.

At Efemçukuru, 44 drillholes (7,500m) were completed during the quarter on the Kestane Beleni northwest extension and the Kokarpinar vein targets.  The most significant result was the identification of a new high-grade zone in a previously untested portion of the Kokarpinar vein, with drillhole intercepts of 1.64m @ 298.35 g/t Au and 310.54 g/t Ag (KV-419); 1.91m @ 8.84 g/t Au and 55.66 g/t Ag (KV-417); and 0.75m @ 8.82 g/t Au and 13.10 g/t Ag (KV-420).   These three drillholes pierce the vein at the same elevation over a 200m strike length, and the high grade shoot they define is open up-dip, down-dip, and to the north.  Drilling of the Kestane Beleni northwest extension has intersected numerous narrow vein intervals with low to moderate gold grades, defining a near-surface zone of mineralization.

No exploration drilling was completed at the Kisladag mine site during the second quarter.  Work during the quarter focused on completing and interpreting the detailed ground magnetic survey, which has been integrated with the three dimensional induced polarization survey, geological mapping, and soil geochemistry survey results to define targets for drilling starting in the third quarter.  Approximately 10,000 metres of drilling are planned to test new targets within a 3-4 km radius of the deposit.

At our reconnaissance projects, drilling commenced late in the quarter at the Sebinporphyry+epithermal prospect, and drill target definition, permitting, and access road construction were completed at the Atalan, Dolek, and Gaybular projects.

Greece
Drilling continued during the quarter on the Piavitsa prospect, with twelve holes completed and approximately 3,000 metres drilled.  Drilling is targeting polymetallic, Au+Ag rich, carbonate replacement sulphide mineralization along the Stratoni fault zone, similar to that typical of the Olympias deposit. All drillholes have intersected the fault zone at or near the projected depth, and have cut intervals of massive sulphide, disseminated sulphide, or oxide material within the fault zone.  Assay results to date have demonstrated that high gold values can occur in any of these forms of mineralization.  Notable results include intercepts of: 4.6m @ 4.06 g/t Au and 208.0 g/t Ag (PHG-060); 7.00m @ 4.94 g/t Au and 50.0 g/t Ag (PHG-061); 5.0m @ 4.07 g/t Au and 2.00 g/t Ag (PHG-062); and 12 m @ 1.86 g/t Au (PHG-068).  Drilling in the second half of the year will continue to test the Stratoni fault zone with a drillhole spacing of approximately 200m x 200m, to provide drillhole density to support a year-end inferred resource estimate.

At the FisokaCu+Au porphyry prospect, drilling commenced during the quarter in an area where historical drilling by TVX and a Greek precursor company delineated a shallow, supergene enriched chalcocite zone.   Initial holes are targeting areas of the enriched zone where previous programs suffered from poor core recovery, as well as deeper underlying areas that were not previously tested. Surface exploration programs of mapping, outcrop sampling, and an extensive soil geochemistry program are being completed to define targets at the Tsikara prospect for possible drilling in the second half of the year.
At Perama, geological mapping and prospecting were completed over Perama Hill and Perama South.  Initial results from geochemical sampling included high Au values (5 – 10 g/t Au) from stratabound mineralization and crosscutting breccia bodies at Perama South. Additional sampling is planned prior to outlining a drilling program to test for extensions of these mineralized zones. Geotechnical drilling of the planned pit and infrastructure areas is underway, and exploration drilling at Perama Hill and Perama South is scheduled to commence in the third quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Romania

Our exploration activities in Romania are focused on projects in the Certej Mining District.  At the Certej deposit, drill testing of two areas began during the second quarter. The target areas are a mineralized zone along the western edge of the proposed open pit, plus a poorly-drilled zone of gold mineralization that links the lower parts of the West and Main Zones.  This zone lies beneath the present pit design, and is largely classified as an Inferred Mineral Resource.

Reconnaissance exploration completed in the Certej district during the second quarter includes an induced polarization survey at the Sacaramb prospect, and sampling / drill target definition at the Certej North prospect.

China

Exploration drilling in China during the quarter included programs in the Guizhou, Jilin, and Qinghai regions.  In Guizhou, exploration drilling was conducted within the Jinfeng mining license, and on surrounding exploration licenses.

At the Jinfeng mine, 40 drillholes totaling over 10,400 metres of drilling were completed from surface and underground rigs.  Surface drilling targeted the F6 mineralized zone at Rongban and the southeast extension of the F3 mineralized fault zone, whereas underground drilling tested infill and stepout targets along the deep portions of F3 and F7, along with fault systems linking these two mineralized structures.  Much of the drill targeting was based on the revised structural model for the deposit.  Positive results were obtained from all areas tested.  Significant results during the quarter included intercepts of 29.0m @ 5.92 g/t Au (HDDS0253) and 19.0m @ 6.19 g/t Au (HDDS0258) from just below the design pit in the Rongban portion of the deposit; 55m @ 5.3 g/t Au (HDDU-0155), and 80 m @ 2.63 g/t Au (HDDU-0160) from the F3 mineralized zone; 4.0m @ 12.58 g/t Au (HDDU0141) and 6.0m @ 6.3 g/t Au (HDDU0139) along the down-dip projection of the F7 mineralized fault; and 11.0m @ 12.34 g/t Au (HDDU0130) and 11.0m @ 21.56 g/t Au (HDDU0129) from an interpreted fault linking the F3 and F7 mineralized faults.

In Qinghai (Tanjianshan), exploration drilling commenced during the second quarter at the Xijingou deposit and at the Qinlongtan North target area, with over 4,000m completed between the areas.  At Qinlongtan North, drilling has traced the host structure and alteration northward from the previously-mined deposit in the initial four holes; mineralization is locally strong in these holes, assay results are pending.  At Xinjingou, eight holes have been completed, mainly in the eastern part of the deposit area.  The holes have intersected mineralized intervals associated with intrusive contacts with carbonaceous schist; assay results are pending.

In the Jilin region (White Mountain), drilling commenced in June at the Dongdapo license area, testing two prospects.

Brazil

Exploration efforts at Tocantinzinho continue to focus on drill testing geochemical and geophysical targets peripheral to the Tocantinzinho deposit.  Six drill holes were completed during the second quarter. Diamond drilling at the Agua Branca project (35km south of Tocantinzinho) has focused on expanding known mineralization at Camarao Hill.  Twelve drill holes were completed in the second quarter for over 3,000 m of drilling.  Results received to date continue to show erratic grades over wide intervals, but have confirmed continuity of the zone over a northeasterly strike length of over 1,200m.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Quarterly results

millions (except per share amounts)
	2012	2012	2011	2011	2011	2010	2010	2010
	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter
Total revenues	$244.2	$271.5	$303.3	$326.1	$252.6	$219.2	$213.0	$190.3
Net income	$46.6	$67.9	$88.8	$102.5	$74.9	$52.5	$45.2	$69.6
Earnings per share
- basic	$0.07	$0.11	$0.16	$0.19	$0.14	$0.10	$0.08	$0.13
- diluted	$0.07	$0.11	$0.16	$0.19	$0.14	$0.10	$0.08	$0.13

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost
The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	2012	2011	2012	2011
millions (except for gold ounces sold and cash operating cost per ounce sold)	Q2	Q2	YTD	YTD
Production costs– excluding Vila Nova and Stratoni (from consolidated income statement)	$74.4	$78.7	$155.4	$148.5
Less:
By-product credits and other adjustments	$(1.3)	$(1.3)	$(2.6)	$(2.5)
Total Cash Cost	$73.1	$77.4	$152.8	$146.0
Royalty expense and production taxes	$(9.3)	$(13.0)	$(20.8)	$(20.7)
Cash operating cost	$63.8	$64.4	$132.0	$125.3
Gold ounces sold	132,919	162,164	283,580	310,694
Total cash cost per ounce sold	$550	$477	$539	$470
Cash operating cost per ounce sold	$480	$397	$465	$403

Cash flow from mining operations before changes in non-cash working capital
We use cash flow from miningoperations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Gross profit from gold mining operations
We use gross profit from gold mining operations to supplement our consolidated financial statements, and calculate it by deducting operating costs and depreciation, depletion and amortization directly attributable to gold mining operations from gross revenues directly attributable to gold mining operations.

These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $82.1 million in cash this quarter, compared to $114.6 million in the same quarter of 2011. The decrease in cash flow year-over-year was due to lower operating cash flow from our mining operations.

Capital expenditures
We invested $114.6 million in capital expenditures, mine development, mining licences and other assets this quarter.

Mine development expenditures totalled $31.7 million:
•	$3.8 million at Eastern Dragon
•	$5.8 million at Tocantinzinho
•	$1.8 million at Perama Hill
•	$12.9 million at Olympias
•	$6.5 million at Skourias
•	$0.9 million at Certej

Spending at our producing mines totalled $79.9 million:
•	$47.7 million at Kisladag, mostly related to the Phase IV expansion and sustaining capital
•	$15.5 million at Efemcukuru mostly on mine development and completion of start-up
•	$5.9 million at Jinfeng, mostly on land acquisition and waste stripping
•	$5.5 million at White Mountain, mainly related to underground mine development
•	$2.8 million at Tanjianshan, mainly related to sustaining capital
•	$2.5 million at Stratoni

We also spent $2.6 million on land acquisition costs in Turkey, and $0.4 million related to fixed assets for our corporate offices in Canada and China.

Liquidity and capital resources

(millions)	June 30, 2012	December 31, 2011
Cash and cash equivalents	$314.6	$393.8
Working capital	$424.6	$408.8
Restricted collateralized accounts	$57.1	$55.4
Debt	$120.0	$81.0

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Chinese regulations governing cash movements within and injected into the country require that our existing debt only be paid from cash flows generated from our Chinese operations that are party to the loans. Management believes that the working capital at June 30, 2012, together with future cash flows from operations, is sufficient to support our planned and foreseeable commitments.

Cash and cash equivalents of $267.1 million are held by the Company’s operating entities in China and Turkey where the cash was generated. No income tax liability has been recognized for the potential repatriation of these funds. If the cash held in these entities is repatriated by way of dividends to the parent company, withholding taxes would be due on the amounts at the rate of 10% for Turkey, and 5% to 10% for China.

Contractual obligations
(millions)	2012 $	2013 $	2014 $	2015 $	2016 and later $	Total $
Debt	19.8	50.6	-	50.0	-	120.4
Capital leases	0.1	0.1	-	-	-	0.2
Operating leases	8.7	5.1	4.0	3.5	5.9	27.2
Purchase obligations	172.4	42.5	15.9	16.3	14.6	261.7
Totals	201.0	98.3	19.9	69.8	20.5	409.5

The table does not include interest on debt.

As at June 30, 2012, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell  a total 22,396 dry metric tonnes of zinc concentrates and 11,147 dry metric tonnes of lead/silver concentrates cumulative through the financial year ending December 31, 2013.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at June 30, 2012 approximately 10.3 million ounces of silver remained of the original commitment.

In May 2012, the Company, in connection with Hellas, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of Euro50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines. The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 0.57 basis points.

Debt
Significant changes in our debt from that disclosed in our December 31, 2011 annual MD&A and consolidated financial statements are as follows:

Eastern Dragon HSBC revolving loan facility (Facility)
In February, 2012, the Facility was reviewed by the bank and was extended to November 30, 2012.  The interest rate on this loan as at June 30, 2012 was 6.44%.

As at June 30, 2012, RMB 65.0 million ($10.3 million) was outstanding on this loan.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Eastern Dragon China Mercantile Bank (CMB) line of credit loan
In January 2012, the term of the CMB line of credit loan was extended to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The collateral was increased in January 2012 from $52.3 million to $56.5 million. The interest rate on this loan as at June 30, 2012 was 6.31%.

As at June 30, 2012, RMB 320.0 million ($50.6 million) was outstanding on this loan.

Jinfeng construction loans
During the year Jinfeng made its quarterly scheduled payments totaling RMB 70.0 million ($11.1 million) on the construction loan, reducing the balance remaining to RMB 60.0 million ($9.5 million) at June 30, 2012.

HSBC revolving credit facility
In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC (“the credit facility”) and a syndicate of four other banks. The credit facility matures on October 12, 2015 and is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.  The interest rate on this loan as at June 30, 2012 was 1.99%.

The prepaid loan cost on the balance sheet relating to the credit facility as at June 30, 2012 was $2.5 million. As at June 30, 2012, $50.0 million had been drawn down on the credit facility.

Entrusted loan
In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned sub-sidiary, entered into a RMB 12.0 million ($1.9 million) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28.5 million) in June 2011, and then increased to RMB 300.0 million ($47.4 million) in June 2012.Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.
The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2012 was 4.59%.

Dividends
No dividends were paid during the quarter.

Equity
This quarter we received net proceeds of $10.7 million for issuing 1,533,375 common shares related to stock options and warrants being exercised.

We may make minor accounting adjustments to these figures before they are presented in future consolidated financial statements.

Common shares outstanding - as of July 26, 2012 - as of June 30, 2012	712,998,939 712,983,939
Share purchase options - as of July 26, 2012 (Weighted average exercise price per share: $13.40 Cdn)	15,793,737

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Other information

Initial adoption of accounting policy

Revenues from the sale of concentrate are recognised when the risks and rewards of ownership have been transferred to the customer and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received.

A number of the Company’s concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. The provisionally priced sales of concentrate contain an embedded derivative, which does not qualify for hedge accounting. These embedded derivatives are recognized at fair value through revenue until the date of final price determination. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

New accounting developments

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the second quarter of 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

For accounting purposes, we acquired control of EGU on February 24, 2012. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, we will exclude EGU operations from our annual assessment of internal controls over financial reporting for the year ending December 31, 2012.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2012

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.

•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.

•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.

•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our annual information form and MD&A.

•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

To understand our risks you should review our annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.